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ANNEX G

TONGXIN INTERNATIONAL
CHARTER OF THE NOMINATING AND GOVERNANCE
COMMITTEE OF THE BOARD OF DIRECTORS

I. STATEMENT OF POLICY

This Charter specifies the scope of the responsibilities of the Nominating and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Tongxin International (the "Company") and the manner in which those responsibilities shall be performed,including its structure, processes and membership requirements.

The primary responsibilities of the Committee are to (i) identify individuals qualified to become Board members; (ii) select, or recommend to the Board, director nominees for each election of directors; (iii) develop and recommend to the Board criteria for selecting qualified director candidates; (iv) consider committee member qualifications, appointment and removal; (v) recommend corporate governance principles, codes of conduct and compliance mechanisms applicable to the Company, and

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(vi) provide oversight in the evaluation of the Board and each committee.

II.ORGANIZATION AND MEMBERSHIP REQUIREMENTS

The Committee shall be comprised of three or more directors, each of whom shall satisfy the independence requirements established by the rules of Nasdaq, provided that one director who does not meet the independence criteria of Nasdaq may, subject to the approval of the Board, serve on the Committee pursuant to, and subject to the limitation under, the "exceptional and limited circumstances" exception as provided under the rules of Nasdaq.

The members of the Committee shall be appointed by the Board and shall serve until their successors are duly elected and qualified or their earlier resignation or removal. Any member of the Committee may be removed or replaced by the Board. Unless a chairman is elected by the full Board, the members of the Committee may designate a chairman by majority vote of the full Committee membership. The Committee may, from time to time, delegate duties or responsibilities to subcommittees or to one member of the Committee.

A majority of the members shall represent a quorum of the Committee, and, if a quorum is present, any action approved by at least a majority of the members present shall represent the valid action of the Committee.

The Committee shall have the authority to obtain advice

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or assistance from consultants, legal counsel, accounting or other advisors as appropriate to perform its duties hereunder, and to determine the terms, costs and fees for such engagements. Without limitation, the Committee shall have the sole authority to retain or terminate any search firm to be used to identify director candidates and to determine and approve the terms, costs and fees for such engagements. The fees and costs of any consultant or advisor engaged by the Committee to assist the Committee in performing its duties hereunder shall be borne by the Company.

III.MEETINGS

The Committee shall meet as often as it deems necessary to fulfill its responsibilities hereunder, and may meet with management or individual directors at any time it deems appropriate to discuss any matters before the Committee.

The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

IV.COMMITTEE AUTHORITY AND RESPONSIBILITY

To fulfill its responsibilities and duties hereunder, the Committee shall:

A. Nominating Functions
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1. Evaluate and select, or recommend to the Board,director nominees for each election of directors,except that if the Company is at any time legally required by contract or otherwise to provide any third party with the ability to nominate a director, the Committee need not evaluate or propose such nomination, unless required by contract or requested by the Board.

2. Determine criteria for selecting new directors,including desired board skills and attributes, and identify and actively seek individuals qualified to become directors.

3. Consider any nominations of director candidates validly made by stockholders.

4. Review and make recommendations to the Board concerning qualifications, appointment and removal of committee members.

5. Review and make recommendations to the Board concerning Board and committee compensation.

B. Corporate Governance Functions

1. Develop, recommend for Board approval, and review on an ongoing basis the adequacy of, the corporate governance principles applicable to the Company. Such principles shall include, at a minimum, director qualification standards, director responsibilities, committee responsibilities,director access to management and independent advisors, director compensation, director orientation and continuing education,

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management succession and annual performance evaluation of the Board and committees.

2. In consultation with the Audit Committee, consider and present to the Board for adoption a Code of Conduct applicable to all employees and directors, which meets the requirements of Item 406 of the SEC's Regulation S-K, and provide for and review prompt disclosure to the public of any change in, or waiver of, such Code of Conduct, review such Code of Conduct periodically and recommend such changes to such Code of Conduct as the Committee shall deem appropriate, and adopt procedures for monitoring and enforcing compliance with such Code of Conduct.

3. Review,at least annually,the Company's compliance with the Nasdaq corporate governance listing requirements,and report to the Board regarding the same.

4. Assist the Board in developing criteria for the evaluation of Board and committee performance.

5. Evaluate the Committee's own performance on an annual basis.

6. If requested by the Board, assist the Board in its evaluation of the performance of the Board and each committee of the Board.

7. Review and recommend to the Board changes to the Company's bylaws as needed.

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8. Develop orientation materials for new directors and corporate governance-related continuing education for all Board members.

9. Make regular reports to the Board regarding the foregoing.

10. Review and reassess the adequacy of this Charter as appropriate and recommend any proposed changes to the Board for approval.

11. Perform any other activities consistent with this Charter, the Company's Bylaws and governing law,as the Committee or the Board deems necessary or appropriate.